[BLANK ROME LLP LETTERHEAD]

Phone:	(215) 569-5530
Fax:	(215) 832-5530
Email:	stokes@blankrome.com

November 18, 2011

Kevin C. Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	Cornerstone Strategic Value Fund, Inc. (the “Fund”)
SEC File Numbers: 333-175201 and 811-05150

Dear Mr. Rupert:

On behalf of the Fund, this letter is in response to the supplemental comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by telephone on November 17, 2011 and discussed further on November 18, 2011, regarding the Fund’s Form N-PX filed with the Commission on August 24, 2011 (the “N-PX”).

The Staff’s comment requested that the Fund explain the apparent discrepancy between certain of the information set forth on the N-PX and the Fund’s obligation to vote its shares of other investment companies in the same proportion as the vote of all other holders of such security (i.e, “mirror vote”) in accordance with the requirements of Section 12(d)(1)(F) of the Investment Company Act of 1940.  The Fund’s response is set forth below.

Pursuant to the Fund’s proxy voting policy, the authority to vote proxies it receives from securities in the Fund’s portfolio has been delegated to Glass, Lewis & Co., LLC (“Glass Lewis”).  Representatives of the Fund’s investment adviser (the “Adviser”) and Glass Lewis discussed the voting obligations of the Fund with respect to the proxies of investment company securities held in the Fund’s portfolio, and the Adviser provided explicit instructions to mirror vote such proxies.  Subsequent to the March 22, 2011 annual meeting of Adams Express Company, a registered closed-end management investment company held in the Fund’s portfolio, the Adviser discovered that the voting of the Fund’s shares of Adams Express Company had followed the Fund’s proxy voting guidelines without regard to the requirement that proxies for such securities be mirror voted.  The Adviser promptly discussed this breach of instructions with representatives of Glass Lewis.  Upon receipt of the Fund’s Form N-PX files in

Kevin C. Rupert
November 18, 2011

July, 2011, the Adviser discovered that the Fund’s shares of two additional investment company securities were not properly mirror voted during the reporting period (Invesco VanKampen Bond Fund and Liberty All-Star Fund).  Upon receiving this information, the Adviser initiated additional procedures with Glass Lewis whereby the Adviser is provided weekly reports from Glass Lewis with respect to each proxy which has been received, permitting the Adviser to cross check the accuracy of the voting procedure applicable to each proxy.  The Adviser and the Fund are confident that the current procedures in place will be effective in preventing errors in the future.

Please note that in each case, Adams Express, VanKampen and Liberty, the Fund’s votes did not influence the outcome of the relevant proposal.  Also, although Mr. Thomas Lenagh is a member of the Fund’s Board of Directors as well as a member of the board of directors of Adams Express Company, this had no impact on how the Fund’s shares were voted in connection with Adams Express Company’s annual meeting. Furthermore, please note that in voting the proxies received by the Fund from investment companies, there was no intent to influence any control over the issuer or to depart from the voting policies that were approved by the Board.

Should you have any questions or comments regarding the above, please phone me at (215) 569-5530.

Very truly yours,

/s/ Mary K. Stokes

Mary K. Stokes